UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 10, 2003

COMMERCE ONE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-32979	94–3392885
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

**One Market, Steuart Tower
Suite 1300
San Francisco, CA 94105**

(Address of principal executive offices)

Registrant's telephone number, including area code: (415) 644-8700

Not Applicable

(Former name or former address, if changed since last report.)

Item 4. Changes in Registrant's Certifying Accountant

       (b)   New independent accountant. On December 10, 2003, the audit committee of the board of directors of Commerce One engaged BDO Seidman, LLP as Commerce One's new independent accountant to audit its financial statements. BDO Seidman has not audited Commerce One's financial statements in the two most recent fiscal years or any interim period. Commerce One has not consulted with BDO Seidman regarding any accounting, auditing or financial reporting matters prior to engaging the firm to audit its financial statements.

       Commerce One requested that BDO review this Form 8-K and provided BDO with the opportunity to furnish Commerce One with a letter addressed to the SEC containing any new information, clarification of Commerce One's expression of its views, or the respects in which it does not agree with the statements made by Commerce One. BDO has advised Commerce One that it has reviewed this filing and has no basis on which to submit a letter addressed to the SEC in response to item 304 of Regulation S-K.

Item 5. Other Events

       In November 2003, in order to conserve cash, Commerce One entered into an agreement with its landlord for its former Pleasanton, California headquarters to pre-pay the total remaining $5.6 million rent obligation with a combination of cash, stock and a future note payable. Pursuant to this agreement, Commerce One has agreed to pay its landlord the following: 1) an initial cash payment of $1.5 million, 2) an interest-free promissory note in the principal amount of at least $500,000 payable in 2005, and 3) shares of common stock with a market value of $3.6 million (based upon Commerce One's stock price on the date of issuance) but no more than 4.9% of Commerce One's outstanding stock. If 4.9% of Commerce One's outstanding stock is worth less than $3.6 million based upon the issuance price, then the remaining amount will be added to the note payable in 2005. Upon completion of this transaction, Commerce One will have no further rental payment obligations for its former headquarters, and the total long-term lease obligations for all of Commerce One's locations, including future rent through March 2011, will have been reduced to approximately $7.2 million in the aggregate.

Item 7.   **Financial Statements and Exhibits.**

     (a)   Financial Statements.

          Not applicable.

     (b)   Pro Forma Financial Information.

          Not applicable.

     (c)   Exhibits.

10.1 Eighth Amendment to Sublease, dated October 1, 2003 and executed November 10, 2003, by and between Commerce One Operations, Inc., Commerce One, Inc, and PeopleSoft, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Commerce One has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE ONE, INC.

Dated: December 17, 2003

/s/ Charles D. Boynton
Charles D. Boynton
Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title
10.1	Eighth Amendment to Sublease, dated October 1, 2003 and executed November 10, 2003, by and between Commerce One Operations, Inc., Commerce One, Inc, and PeopleSoft, Inc.